UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 12, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2015 First Quarter Results

Net earnings of $11.8 million ($0.19 diluted earnings per share) and Adjusted EBITDA of $23.5 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA – May 12, 2015 – Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the first quarter ended March 31, 2015. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

First Quarter 2015 Highlights (as compared to first quarter 2014):

•	Revenue decreased 5.5% to $189.0 million.

•	Gross margin decreased to 19.6% from 21.4% due mainly to $2.2 million of South Carolina Duplicate Overhead Costs and unfavourable product mix.

•	Net earnings increased 1.2% to $11.8 million

•	Adjusted EBITDA* decreased 11.7% to $23.5 million

*	Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	From the inception of its normal course issuer bid through March 31, 2015, the Company repurchased 1,217,488 common shares for a total purchase price of $16.4 million.

•	On April 7, 2015, the Company acquired Better Packages, a leading supplier of water-activated tape dispensers, for $16 million in cash.

“Despite some significant headwinds, results for the first quarter were in-line with our expectations,” indicated Greg Yull, President and CEO. “As previously indicated, we believe that the drop in oil prices caused customers to reduce inventory levels at the end of 2014 and into the first quarter of 2015 in anticipation of lower prices. In addition, the stronger US dollar negatively impacted demand on international sales. Towards the end of the first quarter of 2015, we started to observe a return to more normal levels of demand in all products and we believe that this, combined with lower petroleum-based raw material costs, will benefit gross margin in the second quarter of 2015.”

“The South Carolina Project made solid progress in the quarter with the successful transfer of duct tape production to the new Blythewood facility. We continue our efforts on masking tape, however, we now expect the transfer of production to be delayed to the end of the third quarter. Consequently, a portion of the expected cost savings in 2015 will be delayed but we remain on track to realize at least $13 million of cost savings in 2016,” concluded Mr. Yull.

On May 11, 2015, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on June 30, 2015 to shareholders of record at the close of business on June 15, 2015. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the first quarter of 2015 totalled $189.0 million, a 5.5% decrease from $199.9 million for the first quarter in 2014. The decrease in revenue was primarily due to a 4% decrease in average selling price, including the impact of product mix, due to an unfavourable product mix in the Company’s tape and film product categories and lower prices driven by lower petroleum-based raw material costs, as well as a 2% decrease in sales volume due to decreased demand in film products.

Revenue for the first quarter of 2015 decreased 5.8% from $200.8 million for the fourth quarter of 2014. The decrease in revenue was primarily due to a decrease in sales volume of approximately 5% driven by decreased demand in the Company’s tape products partially offset by an increase in demand for woven products.

Gross margin was 19.6% in the first quarter of 2015 and 21.4% in the first quarter of 2014. Gross margin decreased primarily due to the South Carolina Duplicate Overhead Costs and an unfavourable product mix.

Gross margin increased from 18.0% for the fourth quarter of 2014. Gross margin increased primarily due to net manufacturing cost decreases partially offset by incremental South Carolina Duplicate Costs.

The “South Carolina Duplicate Overhead Costs” are temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. The “South Carolina Project” refers to our previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina.

Net earnings for the first quarter of 2015 increased to $11.8 million ($0.19 diluted earnings per share) from $11.6 million ($0.19 diluted earnings per share) for the same period in 2014. Adjusted net earnings* for the first quarter of 2015 increased to $12.6 million ($0.20 diluted adjusted earnings* per share) from $11.8 million ($0.19 diluted adjusted earnings* per share) for the same period in 2014. The increase in net earnings and adjusted net earnings* was primarily due to a decrease in income tax expense, variable compensation expense and finance costs, partially offset by a decrease in gross profit.

Adjusted EBITDA* totalled $23.5 million for the first quarter of 2015, an 11.7% decrease from $26.7 million for the same period in 2014 and a 14.1% increase from $20.6 million for the fourth quarter of 2014. The decrease in adjusted EBITDA* compared to the first quarter of 2014 was primarily due to lower gross profit, partially offset by a decrease in variable compensation expense. The increase in adjusted EBITDA* compared to the fourth quarter of 2014 was primarily due to a decrease in variable compensation expense.

Cash flows from operating activities decreased in the first quarter of 2015 by $4.0 million to $0.9 million from $4.9 million for the same period in 2014, primarily due to lower earnings before income tax expense and a larger increase in working capital in the first quarter of 2015.

Free cash flows* increased in the first quarter of 2015 by $1.4 million to an outflow of $8.1 million from an outflow of $9.5 million for the same period in 2014, primarily due to lower capital expenditures, partially offset by lower cash flows from operating activities.

As of March 31, 2015, the Company had total cash and loan availability of $184.3 million. Net debt as of March 31, 2015 was $135.5 million, an increase of $20.6 million from December 31, 2014. The debt to trailing twelve month adjusted EBITDA* ratio was 1.6 as of March 31, 2015. Net debt is calculated as long-term debt plus installments on long-term debt less cash.

Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation which wholly-owns a subsidiary, Better Packages, Inc. (“Better Packages”) (the “Acquisition”), a leading supplier of water-activated tape dispensers. The Acquisition further extends the Company’s product offering and global presence in the rapidly growing e-commerce market. The Company paid a purchase price of $16.0 million in cash, subject to a post-closing working capital adjustment, based on expected annualized revenue of approximately $18 million and EBITDA margin of over 15%.

Outlook

The Company anticipates the second quarter of 2015 revenue to be higher compared to the first quarter of 2015 primarily due to the Company’s belief that the majority of the de-stocking by customers during the first quarter of 2015 is completed.

Gross margin in the second quarter of 2015 is anticipated to be significantly higher than the first quarter of 2015 due to lower raw material costs and a reduction in South Carolina Duplicate Overhead Costs.

Adjusted EBITDA* in the second quarter of 2015 is also anticipated to be significantly higher than the first quarter of 2015 due to the factors mentioned above.

The Company is revising estimates for 2015 South Carolina Duplicate Overhead Costs to be approximately $5 million which is higher than the $3.7 million that was previously expected. In addition, the Company now expects the 2015 savings from the South Carolina Project to be between $4 and $5 million which is lower than the $6.5 million previously estimated. These revisions are due to the expected delay relating to the transfer of masking tape production and do not impact the Company’s expectation of total annualized savings of at least $13 million starting once this production transfer is complete.

As a result of the revision to 2015 savings expected from the South Carolina Project, the Company now expects 2015 manufacturing cost reductions to be between $13 and $16 million which is lower than our previous estimate of between $15 and $18 million.

Assuming there are no material changes to the Company’s expected results and geographic source of earnings, the Company expects its effective tax rate for the second quarter and full financial year of 2015 to be approximately 25% to 30% which is consistent with the Company’s effective tax rate for the first quarter of 2015 but lower than the previously announced range of 30% to 35%.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance for the reasons stated in the previous sentence.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	$	$	$
Net earnings	11.8	6.1	11.6
Interest and other finance costs	(0.0)	2.4	1.2
Income tax expense	4.4	1.1	7.4
Depreciation and amortization	6.7	6.7	6.0

EBITDA	22.9	16.3	26.3
Manufacturing facility closures, restructuring and other related charges	0.7	1.0	1.4
Stock-based compensation expense (benefit)	(0.0)	3.0	(1.0)
Impairment of long-lived assets and other assets	(0.0)	0.1	—
(Gain) loss on disposal of plant, property and equipment	0.0	(0.0)	0.0
Other Item: Brantford pension charge	—	0.3	—

Adjusted EBITDA	23.5	20.6	26.7

The “Brantford pension charge” represents the non-cash charge related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The

Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	$	$	$
Net earnings	11.8	6.1	11.6
Manufacturing facility closures, restructuring and other related charges	0.7	1.0	1.4
Stock-based compensation expense (benefit)	(0.0)	3.0	(1.0)
Impairment of long-lived assets and other assets	(0.0)	0.1	—
(Gain) loss on disposals of property, plant and equipment	0.0	(0.0)	0.0
Other Item: Brantford pension charge	—	0.3	—
Income tax effect of these items	0.2	1.6	(0.2)

Adjusted net earnings	12.6	11.9	11.8

Earnings per share

Basic	0.19	0.10	0.19
Diluted	0.19	0.10	0.19

Adjusted earnings per share

Basic	0.21	0.20	0.19
Diluted	0.20	0.19	0.19

Weighted average number of common shares outstanding

Basic	60,471,031	60,427,043	60,776,649
Diluted	62,198,126	62,307,696	62,019,844

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	$	$	$
Cash flows from operating activities	0.9	33.8	4.9
Less purchases of property, plant and equipment	(9.0)	(7.0)	(14.4)

Free cash flows	(8.1)	26.8	(9.5)

Conference Call

A conference call to discuss the Company’s 2015 first quarter results will be held Tuesday, May 12, 2015, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/Investor-Relations/Events-and-Presentations/Investor-Presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 27592791. The recording will be available from March 12, 2015 at 1:00 P.M. until June 12, 2015 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding demand for the Company’s products in the second quarter of 2015, the Company’s petroleum-based raw material costs in the second quarter of 2015, the South Carolina Project, including the expected timeline and costs for completion and the expected amount of 2015 savings, the Company’s dividends, and the Company’s 2015 second quarter, first half and full year outlook, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000